                                                FILED PURSUANT TO RULE 424(B)(3)
                                                              FILE NO. 333-46988

                             CAMBRIDGE HEART, INC.
               PROSPECTUS SUPPLEMENT NO. 4 DATED AUGUST 20, 2001
          TO THE PROSPECTUS DATED OCTOBER 18, 2000, AS SUPPLEMENTED BY
              PROSPECTUS SUPPLEMENT NO. 1 DATED NOVEMBER 17, 2000,
              PROSPECTUS SUPPLEMENT NO. 2 DATED APRIL 12, 2001 AND
                 PROSPECTUS SUPPLEMENT NO. 3 DATED MAY 22, 2001

    On August 14, 2001, Cambridge Heart, Inc. filed with the Securities and Exchange Commission the attached Quarterly Report on Form 10-Q for the quarter ended June 30, 2001. The attached information supplements and supersedes, in part, the information in the prospectus, as supplemented by prospectus supplements no. 1, no. 2 and no. 3.

    This prospectus supplement no. 4 should be read in conjunction with the prospectus and prospectus supplements no. 1, no. 2 and no. 3, which are required to be delivered with this prospectus supplement no. 4.

                            ------------------------

    INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "FACTORS WHICH MAY AFFECT FUTURE RESULTS" BEGINNING ON PAGE 10 OF THIS PROSPECTUS SUPPLEMENT NO. 4.

                            ------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT NO. 4 IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                   FORM 10-Q

   /X/     QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934

                  For the quarterly period ended June 30, 2001

                         Commission File Number 0-20991

                            ------------------------

                             CAMBRIDGE HEART, INC.

             (Exact name of Registrant as specified in its charter)

               DELAWARE                                     13-3679946
    (State or other jurisdiction of            (I.R.S. Employer Identification No.)
    incorporation or organization)

           1 OAK PARK DRIVE                                   01730
        BEDFORD, MASSACHUSETTS                              (Zip Code)
    (Address of principal executive
               offices)

                                  781-271-1200
              (Registrant's telephone number, including area code)

    Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                  Yes /X/  No / /

    Number of shares outstanding of each of the issuer's classes of common stock as of August 11, 2001:

                    CLASS                       NUMBER OF SHARES OUTSTANDING
----------------------------------------------  ----------------------------
   Common Stock, par value $.001 per share               17,066,923

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             CAMBRIDGE HEART, INC.

                                     INDEX

                                                                                     PAGE
                                                                                     ----
PART I. FINANCIAL INFORMATION

        Item 1.      Financial Statements........................................       3

                     Balance Sheet at December 31, 2000 and June 30, 2001........       3

                     Statement of Operations for the Three Month and Six Month
                       Periods Ended June 30, 2001 and 2000 (Unaudited)..........       4

                     Statement of Cash Flows for the Six Month Period Ended June
                       30, 2001 and 2000 (Unaudited).............................       5

                     Notes to Condensed Financial Statements.....................       6

        Item 2.      Management's Discussion and Analysis of Financial Condition
                       and Results of Operations.................................       7

        Item 3.      Quantitative and Qualitative Disclosures About Market
                       Risk......................................................      14

PART II. OTHER INFORMATION

        Item 4.      Submission of Matters to A Vote of Security Holders.........    II-1

        Item 6.      Exhibits and Reports on Form 8-K............................    II-1

SIGNATURE........................................................................    II-2

    This Quarterly Report on Form 10-Q contains forward-looking statements. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," and similar expressions are intended to identify forward-looking statements. The important factors discussed below under the caption "Factors That May Affect Future Operating Results," among others, could cause actual results to differ materially from those indicated by forward-looking statements made herein and presented elsewhere by our management from time to time.

                         PART I--FINANCIAL INFORMATION

                                     ITEM 1

                              FINANCIAL STATEMENTS

                             CAMBRIDGE HEART, INC.

                                 BALANCE SHEET

                                                              DECEMBER 31,      JUNE 30,
                                                                  2000            2001
                                                              -------------   -------------
                           ASSETS
Current assets:
Cash and cash equivalents...................................  $   1,305,845   $     913,747
Marketable securities.......................................     10,149,397       6,884,688
Accounts receivable, (net of allowance for doubtful account
  of $54,807 and $46,610 at December 31, 2000 and June 30,
  2001).....................................................        617,619         749,831
Inventory...................................................        406,096         637,710
Prepaid expenses and other current assets...................         72,058         186,848
                                                              -------------   -------------
    Total current assets....................................     12,551,015       9,372,824
Fixed assets, net...........................................        827,211         743,745
Other assets................................................        596,782         746,040
                                                              -------------   -------------
    Total Assets............................................  $  13,975,008   $  10,862,609
                                                              -------------   -------------
            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable............................................  $     578,050   $     267,078
Accrued expenses............................................        507,751         615,510
Short term debt.............................................        206,958         488,735
                                                              -------------   -------------
    Total current liabilities...............................      1,292,759       1,371,323
Long term debt..............................................        120,312
                                                              -------------   -------------
    Total Liabilities.......................................      1,292,759       1,491,635
Stockholder's equity:
Common stock, $.001 par value; 25,000,000 and 50,000,000
  shares authorized at December 31, 2000 and June 30, 2001,
  respectively; 17,052,597 and 17,052,889 shares issued and
  outstanding at December 31, 2000 and June 30, 2001,
  respectively..............................................         17,053          17,067
Additional paid-in capital..................................     49,326,663      49,424,121
Accumulated deficit.........................................    (36,635,176)    (40,051,435)
                                                              -------------   -------------
                                                                 12,708,540       9,389,753
Less: deferred compensation.................................        (26,291)        (18,779)
                                                              -------------   -------------
    Total stockholders' equity..............................     12,682,249       9,370,974
                                                              -------------   -------------
                                                              $  13,975,008   $  10,862,609
                                                              -------------   -------------

           See accompanying notes to condensed financial statements.

                             CAMBRIDGE HEART, INC.

                            STATEMENT OF OPERATIONS

                                  (UNAUDITED)

                                          THREE MONTHS ENDED JUNE 30,    SIX MONTHS ENDED JUNE 30,
                                          ---------------------------   ---------------------------
                                              2000           2001           2000           2001
                                          ------------   ------------   ------------   ------------
Revenue.................................  $   457,580    $   739,021    $    870,484   $  1,416,948
Cost of goods sold......................      454,923        596,512         890,228      1,110,958
Gross Profit (Loss).....................        2,657        142,509         (19,744)       305,990

Cost and expenses:
Research and development................      661,828        461,439       1,585,977      1,025,358
Selling, general and administrative.....    1,350,115      1,488,280       2,618,491    298,666,428
                                          ------------   ------------   ------------   ------------
    Loss from operations................   (2,009,286)    (1,807,210)     (4,224,212)    (3,705,796)
Interest income, net....................      119,819        105,012         248,722        289,535
                                          ------------   ------------   ------------   ------------
Net loss................................  $(1,889,467)   $(1,702,198)   $ (3,975,490)  $ (3,416,261)
                                          ------------   ------------   ------------   ------------
Net loss per share--basic and diluted...  $     (0.13)   $     (0.10)   $      (0.27)  $      (0.20)
                                          ------------   ------------   ------------   ------------
Weighted average shares
  outstanding--basic and diluted........   14,655,855     17,066,460      14,575,745     17,059,712
                                          ------------   ------------   ------------   ------------

           See accompanying notes to condensed financial statements.

                             CAMBRIDGE HEART, INC.

                            STATEMENT OF CASH FLOWS

                                  (UNAUDITED)

                                                               SIX MONTHS ENDED JUNE 30,
                                                              ---------------------------
                                                                  2000           2001
                                                              ------------   ------------
Cash flows from operating activities:
Net loss....................................................  $ (3,975,490)  $ (3,416,261)
Adjustments to reconcile net loss to net cash used for
  operating activities:
Depreciation and amortization...............................       242,818        309,944
Loss on Disposal of Fixed Assets............................         6,787
Compensation expense related to stock options...............        68,913         77,399
Changes in operating assets and liabilities:
  Accounts receivable.......................................        39,020       (132,212)
  Inventory.................................................      (111,002)      (231,614)
  Prepaid expenses and other current assets.................        (8,760)      (114,790)
  Other assets..............................................         7,968        (31,806)
  Accounts payable and accrued expenses.....................       (60,743)      (203,211)
                                                              ------------   ------------
    Net cash used for operating activities..................    (3,790,489)    (3,742,551)
                                                              ------------   ------------
Cash flows from investing activities:
Proceeds from the sale of marketable securities.............        60,522      3,264,709
Purchase of fixed assets....................................      (278,115)       (82,495)
Capitalization of software development costs................      (122,124)      (261,435)
                                                              ------------   ------------
    Net cash provided by investing activity.................      (339,717)     2,920,779
                                                              ------------   ------------
Cash flows from financing activities:
Proceeds from issuance of common stock, net of issuance
  costs.....................................................     2,349,068         27,585
Proceeds from (payment on) bank credit line.................       (89,853)       402,089
                                                              ------------   ------------
    Net cash provided by financing activities...............     2,259,215        429,674
Net decrease in cash and cash equivalents...................    (1,870,991)      (392,098)
Cash and cash equivalents at beginning of period............     2,657,392      1,305,845
                                                              ------------   ------------
Cash and cash equivalents at end of period..................  $    786,401   $    913,747
                                                              ------------   ------------

           See accompanying notes to condensed financial statements.

                             CAMBRIDGE HEART, INC.

                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1.  NATURE OF BUSINESS

    Cambridge Heart, Inc. (the "Company"), was incorporated in Delaware on January 16, 1990 and is engaged in the research, development and commercialization of products for the non-invasive diagnosis of cardiac disease. The Company sells its products primarily to hospitals, research institutions and cardiology specialists.

2.  BASIS OF PRESENTATION

    The condensed financial statements have been prepared by the Company without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted pursuant to such rules and regulations. These condensed financial statements should be read in conjunction with the financial statements dated December 31, 2000 and the notes thereto included in the Company's 2000 Annual Report on Form 10-K. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position of the Company as of June 30, 2001, and the results of its operations and its cash flows for the six month periods ended June 30, 2000 and 2001, have been made. The results of operations for such interim periods are not necessarily indicative of the results for the full year or any future period.

3.  NET LOSS PER SHARE

    Consistent with SFAS 128, basic loss per share amounts are based on the weighted average number of shares of common stock outstanding during the period. Diluted loss per share amounts are based on the weighted average number of shares of common stock and potential common stock outstanding during the period. The Company has excluded 2,289,795 and 4,298,345 of potential common stock equivalents from the calculation of diluted weighted average share amounts for the three month and six month periods ended June 30, 2000 and 2001, respectively, as its inclusion would have been anti-dilutive.

4.  DERIVATIVE FINANCIAL INSTRUMENTS

    The Company has adopted the provisions of Statements of Financial Accounting standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133). The adoption had no effect on the Company's financial results as the Company does not currently utilize any derivative financial instruments.

5.  MAJOR CUSTOMER AND CONCENTRATION OF CREDIT RISK

    For the three months ended June 30, 2001, three select customers of the Company accounted for 15%, 18% and 23%, respectively, of total revenues. These customers accounted for 9%, 19% and 26% of total revenues for the six month period ended June 30, 2001 and 17%, 17% and 23% of the accounts receivable balance at June 30, 2001. The Company does not anticipate any problems in collecting these outstanding balances.

6.  INVENTORY

    Inventories consist of the following at December 31, 2000 and June 30, 2001:

                                                        DECEMBER 31,   JUNE 30,
                                                            2000         2001
                                                        ------------   ---------
Raw Materials.........................................    $343,400     $580,200
Work in Process.......................................      12,900          700
Finished Goods........................................      49,800       56,800
                                                          --------     --------
                                                          $406,100     $637,700
                                                          --------     --------

                                     ITEM 2
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW

    We are engaged in the research, development and commercialization of products for the non-invasive diagnosis of cardiac disease. Using innovative technologies, we are addressing such key problems in cardiac diagnosis as the identification of those at risk of sudden cardiac death and the early detection of coronary artery disease. Clinical research conducted to date has demonstrated that the presence of Microvolt T-Wave Alternans in patients with known, suspected or at risk of ventricular tachyarrhythmia predicts increased risk of a cardiac event such as ventricular tachyarrhythmia or sudden death. Sudden cardiac death accounts for approximately one-half of all cardiac related deaths, or about 300,000, in the United States each year.

NEW DEVELOPMENTS

    In June 2001, we completed our first full quarter of shipments to Agilent Technolgies, Inc., which we refer to as Agilent, in accordance with our three year distribution agreement entered into in March 2001. Agilent is the exclusive distributor of our CH 2000 stress test system within the United States. The product is marketed by the Agilent sales force as the Cambridge Heart CH 2000. The CH 2000 being marketed by Agilent has been upgraded to be compatible with Microsoft Windows 2000.

    Enrollment began this quarter in the Alternans Before Cardioverter Defibrillator, which we refer to as the ABCD Clinical Trial, that we are co-sponsoring with St. Jude Medical. The ABCD Clinical Trial will evaluate the effectiveness of our non-invasive Microvolt T-Wave Alternans Test compared to an invasive electrophysiology study in identifying suitable candidates for implantable cardioverter defibrillator therapy. We expect the ABCD Clinical Trial to be conducted at approximately 35 sites, almost entirely in the United States. The first patient was enrolled in May 2001. We expect to enroll approximately 540 patients in the ABCD Clinical Trial over the next year and followed by an additional year of patient follow-up.

    As previously reported, we were notified by the American Medical Association, which we refer to as the AMA, that a new Category I CPT code for our Microvolt T-Wave Alternans Test would be available for use in January 2002. During the quarter, the AMA and Medicare performed an analysis that will be used in assigning a payment value to the procedure. We currently anticipate that the result of this analysis will be published in the November 2001 Federal Register.

    During the quarter, we have seen a number of local Medicare carriers develop draft local medical review policies defining coverage guidelines for the Microvolt T-Wave Alternans Test. We expect that these policies will be finalized in the third quarter, and an additional number of new draft policies will be released for comment.

    In May 2001, the North American Society of Pacing and Electrophysiology held their annual meeting in Boston. During the meeting, we conducted a symposium where prominent members of both the electrophysiology and cardiology communities presented various elements of our Microvolt T-Wave Alternans technology to a group of over 250 healthcare professionals.

    In June 2001, we completed initial shipments of our CE marked Heartwave System to our European distributors.

    We continued the planned expansion of our United States sales organization by adding two additional representatives during the quarter. We now have 13 direct sales representatives and two sales managers. We do not currently anticipate any additional expansion of the U.S. sales organization during 2001.

RESULTS OF OPERATIONS

THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2000 AND 2001

    Revenue for the three month periods ended June 30, 2000 and 2001 was $457,600 and $739,000, respectively, an increase of 62%. Revenue for the six month periods ended June 30, 2000 and June 30, 2001 was $870,500 and $1,416,900, respectively, an increase of 63%. Revenue from the sale of the Company's proprietary Alternans products for the three and six months ended June 30, 2001, increased 56% and 53% respectively over the same periods of 2000. For the three and six month periods ended June 30, 2001, revenue from the sale of the Company's disposable sensors in the United States, a primary indicator of equipment usage, increased 59% and 101%, respectively over the same periods of 2000. The Company initiated shipment of its CE marked Heartwave Systems to European customers during the second quarter of 2001.

    Gross margin on products sold for the three month periods ended June 30, 2000 and 2001 was less than 1% and 19% of revenue, respectively. The improvement in the margin percentage to sales reflects the effect of increased equipment sales volume on the utilization of fixed labor and overhead costs and the impact of continued material cost reduction efforts. Gross margin for the six month periods ended June 30, 2000 and 2001 was (2%) and 22%, respectively.

    Research and development expenses decreased from $661,800 in the three month period ended June 30, 2000 to $461,400 for the same period of 2001, a decrease of 30%. Research and development costs for the six month periods ended June 30, 2000 and 2001 were $1,586,000 and $1,025,400, respectively, a decrease of 35%.
Costs incurred during the first half of 2000 reflected the development efforts associated with our Heartwave stress and EP systems. Both versions of the product were introduced to the market during the second half of 2000. Research and development costs are expected to increase modestly during the balance of 2001 in support of key clinical studies and selected development programs.

    Selling, general and administrative expenses increased from $1,350,100 in the three month period ended June 30, 2000 to $1,488,300 in the same period in 2001, an increase of 10%. For the six month periods ended June 30, 2000 and 2001, selling, general and administrative expenses were $2,618,500 and $2,986,400, respectively, an increase of 14% The increase reflects costs associated with the support and training of ten new sales representatives added to our U.S. sales organization during the last twelve months. Additionally, costs in support of programs directed at promoting physician awareness and clinical use of our Microvolt T-Wave Altenans technology have increased during 2001 over the comparable periods of last year. We expect selling, general and administrative expenses to increase during the balance of 2001 reflecting the full effect of the expansion of our U.S. sales organization.

    Net interest income was $119,800 for the three month period ended June 30, 2000, compared to $105,000 for the same period in 2001. Both short and long term interest rates have declined during the last twelve month period accounting for the reduction in net interest income. Interest expense on short-term borrowings was $2,900 for the three month period ended June 30, 2000, compared to $300 for the same period in 2001. For the six month period ended June 30, 2000 and 2001, interest income was $248,700 and $289,500, respectively.

LIQUIDITY AND CAPITAL RESOURCES

    As of June 30, 2001, we had cash, cash equivalents and marketable securities of $7,798,400. During the three month period ended June 30, 2001, our cash, cash equivalents and marketable securities decreased by $1,778,200, or 19%, consistent with our net loss for the three month period of $1,702,200 and an increase in net operating assets of $76,000.

    In June 2001, we increased our $500,000 bank line of credit by an additional $500,000. The additional amount is available for financing the purchase of eligible capital equipment, including computer hardware and manufacturing molds and tooling. The entire line is collateralized by all of the

Company's tangible assets and select intangible assets as defined in the agreement. The amount of utilization on the credit line at June 30, 2001 was approximately $609,000.

    Inventory increased during the three month period ended June 30, 2001 from $490,500 to $637,700. The inventory increase is primarily attributable to the planned build of components for the manufacture of both our Heartwave and CH 2000 products to support increased customer demand.

    Fixed asset additions during the quarter primarily represent increased clinical research units placed at ABCD trial sites, as well as computer equipment and sales demonstration units for newly hired sales representatives. We do not expect capital expenditures to exceed an aggregate of $1,000,000 over the next year.

    Under the terms of various license, consulting and technology agreements, we are required to pay royalties on sales of our products. Minimum license maintenance fees under these license agreements, which can be credited against royalties otherwise payable for each year, range from $10,000 to $40,000 per year in total through 2008. We are committed to pay an aggregate of $280,000 of such minimum license maintenance fees subsequent to June 30, 2001 as the technology is used. As part of these agreements, we are also committed to meet certain development and sales milestones, including a requirement to spend a minimum of $200,000 in any two-year period for research and development, clinical trials, marketing, sales and/or manufacturing of products related to certain technology covered by the consulting and technology agreements

    We anticipate that our existing capital resources will be adequate to satisfy our capital requirements through the next twelve months.

FACTORS WHICH MAY AFFECT FUTURE RESULTS

    THIS QUARTERLY REPORT ON FORM 10-Q CONTAINS FORWARD-LOOKING STATEMENTS. FOR THIS PURPOSE, ANY STATEMENTS CONTAINED HEREIN THAT ARE NOT STATEMENTS OF HISTORICAL FACT MAY BE DEEMED TO BE FORWARD-LOOKING STATEMENTS. WITHOUT LIMITING THE FOREGOING, THE WORDS "BELIEVES", "ANTICIPATES", "PLANS", "EXPECTS", "INTENDS" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THERE ARE A NUMBER OF IMPORTANT FACTORS THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE INDICATED BY SUCH FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, WITHOUT LIMITATION, THOSE SET FORTH BELOW AND ELSEWHERE IN THIS QUARTERLY REPORT.

                        RISKS RELATED TO OUR OPERATIONS

WE HAVE A HISTORY OF NET LOSSES, WE EXPECT TO CONTINUE TO INCUR NET LOSSES AND MAY NOT ACHIEVE OR MAINTAIN PROFITABILITY

    We are engaged primarily in the commercialization, manufacture, research and development of products for the non-invasive diagnosis of heart disease. We have incurred substantial and increasing net losses through June 30, 2001. We may never generate substantial revenues or achieve profitability on a quarterly or annual basis. We believe that our research and development expenses will increase in the future as we develop additional products and fund clinical trials of our product candidates. Our research and development expenses may also increase in the future as we supplement our internal research and development with additional third party technology licenses and potential acquisition of complementary products and technologies. We also expect that our selling, general and administrative expenses will increase significantly in connection with the expansion of our sales and marketing activities. Revenues generated from the sale of our products will depend upon numerous factors, including:

    - the extent to which our products gain market acceptance;

    - varying pricing promotions and volume discounts to customers;

    - competition; and

    - the availability and amount of third-party reimbursement.

WE HAVE NOT BEEN ABLE TO FUND OUR OPERATIONS FROM CASH GENERATED BY OUR BUSINESS, AND IF WE CANNOT MEET OUR FUTURE CAPITAL REQUIREMENTS, WE MAY NOT BE ABLE TO DEVELOP OR ENHANCE OUR TECHNOLOGY, TAKE ADVANTAGE OF BUSINESS OPPORTUNITIES AND RESPOND TO COMPETITIVE PRESSURES

    We have principally financed our operations over the past two years through the private placement of shares of our common stock. If we do not generate sufficient cash from our business to fund operations, or if we cannot obtain additional capital through equity or debt financings, we will be unable to grow as planned and may not be able to take advantage of business opportunities, develop new technology or respond to competitive pressures. This could limit our growth and have a material adverse effect on the market price of our common stock. Any additional financing we may need in the future may not be available on terms favorable to us, if at all. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of Cambridge Heart by our stockholders would be reduced and the securities issued could have rights, preferences and privileges more favorable than those of our current stockholders.

WE DEPEND HEAVILY ON THIRD PARTIES TO SUPPORT THE COMMERCIALIZATION OF OUR PRODUCTS

    We are substantially dependent on third parties to market and sell our products both domestically and internationally. Within the United States, we rely solely on a single third party to commercialize our CH 2000 stress test system, and we rely on independent manufacturer's representatives, in addition to our small internal sales force, to market our Heartwave product.

    Third parties may not perform their obligations as expected. The amount and timing of resources that third parties devote to commercializing our products may not be within our control. We may not be able to continue to recruit and retain skilled independent manufacturers' representatives, and the third parties on which we rely may not be able to recruit and retain skilled sales representatives. Furthermore, our interests may differ from those of third parties that commercialize our products. Disagreements that may arise with third parties could delay the development and commercialization of our products, or result in litigation or arbitration, which would be time-consuming, distracting and expensive. If any third party that supports the commercialization of our products breaches or terminates its agreement with us, or fails to conduct its activities in a timely manner, such breach, termination or failure could:

    - delay the commercialization of our CH 2000 or Heartwave products;

    - require us to undertake unforeseen additional responsibilities or devote unforeseen additional resources to the commercialization of our products; or

    - result in the termination of the commercialization of our products.

and the resulting disruption of our business could have a material adverse effect on our results of operations.

    In addition, we market our products internationally through independent distributors. These distributors also distribute competing products under certain circumstances. The loss of a significant international distributor could have a material adverse effect on our business if a new distributor, sales representative or other suitable sales organization could not be found on a timely basis in the relevant geographic market. To the extent that we rely on sales in certain territories through distributors, any revenues we receive in those territories will depend upon the efforts of our distributors. Furthermore, we cannot be sure that a distributor will market our products successfully or that the terms of any future distribution arrangements will be acceptable to us.

WE DEPEND ON OUR MICROVOLT T-WAVE ALTERNANS TECHNOLOGY FOR A SIGNIFICANT PORTION OF OUR REVENUES AND IF IT DOES NOT ACHIEVE BROAD MARKET ACCEPTANCE, OUR REVENUES COULD DECLINE

    We believe that our future success will depend, in large part, upon the successful commercialization and market acceptance of our Microvolt T-Wave Alternans technology. Market acceptance will depend upon our ability to demonstrate the diagnostic advantages and cost-effectiveness of this technology and upon our ability to obtain third party reimbursement for users of our technology. The failure of our Microvolt T-Wave Alternans technology to achieve broad market acceptance, the failure of the market for our products to grow or to grow at the rate we anticipate, or a decline in the price of our products would reduce our revenues. This could have a material adverse effect on the market price of our common stock. We can give no assurance that we will be able to successfully commercialize or achieve market acceptance of our Microvolt T-Wave Alternans technology or that our competitors will not develop competing technologies that are superior to our technology.

THE RESULTS OF FUTURE CLINICAL STUDIES MAY NOT SUPPORT THE USEFULNESS OF OUR TECHNOLOGY

    We have sponsored and are continuing to sponsor clinical studies relating to our Microvolt T-Wave Alternans technology and Micro-V Alternans Sensors to establish the predictive value of such technology. Although studies on high risk patients to date have indicated that the measurement of Microvolt T-Wave Alternans to predict the vulnerability to ventricular arrhythmia is comparable to electrophysiology testing, we do not know whether the results of such studies, particularly studies involving patients who are not high risk, will continue to be favorable. Any clinical studies or trials which fail to demonstrate that the measurement of Microvolt T-Wave Alternans is at least comparable in accuracy to alternative diagnostic tests, or which otherwise call into question the cost-effectiveness, efficacy or safety of our technology, would have a material adverse effect on our business, financial condition and results of operations.

WE MAY HAVE DIFFICULTY RESPONDING TO CHANGING TECHNOLOGY

    The medical device market is characterized by rapidly advancing technology. Our future success will depend, in large part, upon our ability to anticipate and keep pace with advancing technology and competitive innovations. However, we may not be successful in identifying, developing and marketing new products or enhancing our existing products. In addition, we can give no assurance that new products or alternative diagnostic techniques may be developed that will render our current or planned products obsolete or inferior. Rapid technological development by competitors may result in our

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products becoming obsolete before we recover a significant portion of the research, development and commercialization expenses incurred with respect to such products.

WE FACE SUBSTANTIAL COMPETITION, WHICH MAY RESULT IN OTHERS DISCOVERING, DEVELOPING OR COMMERCIALIZING COMPETING PRODUCTS BEFORE OR MORE SUCCESSFULLY THAN WE DO

    Competition from competitors' medical devices that diagnose cardiac disease is intense and likely to increase. Our success will depend on our ability to develop products and apply our technology and our ability to establish and maintain a market for our products. We compete with manufacturers of electrocardiogram stress tests, the conventional method of diagnosing ischemic heart disease, as well as with manufacturers of other invasive and non-invasive tests, including EP testing, electrocardiograms, Holter monitors, ultrasound tests and systems of measuring cardiac late potentials. Many of our competitors and prospective competitors have substantially greater capital resources, name recognition, research and development experience and regulatory, manufacturing and marketing capabilities. Many of these competitors offer broad, well-established product lines and ancillary services not offered by Cambridge Heart. Some of our competitors have long-term or preferential supply arrangements with physicians and hospitals which may act as a barrier to market entry.

WE OBTAIN CRITICAL COMPONENTS AND SUBASSEMBLIES FOR THE MANUFACTURE OF OUR PRODUCTS FROM A LIMITED GROUP OF SUPPLIERS, AND IF OUR SUPPLIERS FAIL TO MEET OUR REQUIREMENTS, WE WILL BE UNABLE TO MEET CUSTOMER DEMAND AND OUR CUSTOMER RELATIONSHIPS WOULD SUFFER

    We do not have long-term contracts with our suppliers. Our dependence on a single supplier or limited group of smaller suppliers for critical components and subassemblies exposes us to several risks, including:

    - a potential for interruption, or inconsistency in the supply of components or subassemblies, leading to backorders and product shortages;

    - a potential for inconsistent quality of components or subassemblies supplied, leading to reduced customer satisfaction or increased product costs; and

    - inconsistent pricing.

Disruption or termination of the supply of these components and subassemblies could cause delays in the shipment of our products, resulting in potential damage to our customer relations and reduced revenue. From time to time in the past, we have experienced temporary difficulties in receiving timely shipment of key components from our suppliers. We can give no assurance that we would be able to identify and qualify additional suppliers of critical components and subassemblies in a timely manner. Further, a significant increase in the price of one or more key components or subassemblies included in our products could seriously harm our results of operations.

WE WILL NOT BE ABLE TO SELL OUR PRODUCTS IN THE EUROPEAN COMMON MARKET IF WE ARE UNABLE TO OBTAIN ISO 9001 CERTIFICATION AND TO RECEIVE A CE MARK CERTIFICATION FOR OUR PRODUCTS

    We are required to obtain ISO 9001 certification and to receive a CE mark certification, an international symbol of quality and compliance with applicable European medical device directives. If we fail to receive a CE mark by September 30, 2001, we will be prohibited from selling our CH 2000 in the European Common Market after this date. We can give no assurance that we will be successful in meeting certification requirements. If we fail to obtain ISO 9001 certification or receive a CE mark certification, our sales would be reduced and our results of operations would be adversely impacted.

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          RISKS RELATED TO THE MARKET FOR CARDIAC DIAGNOSTIC EQUIPMENT

WE COULD BE EXPOSED TO SIGNIFICANT LIABILITY CLAIMS IF WE ARE UNABLE TO OBTAIN INSURANCE AT ACCEPTABLE COSTS AND ADEQUATE LEVELS OR OTHERWISE PROTECT OURSELVES AGAINST POTENTIAL PRODUCT LIABILITY CLAIMS

    The testing, manufacture, marketing and sale of medical devices entails the inherent risk of liability claims or product recalls. Although we maintain product liability insurance in the United States and in other countries in which we conduct business, including clinical trials and product marketing and sales, such coverage may not be adequate. Product liability insurance is expensive and in the future may not be available on acceptable terms, if at all. A successful product liability claim or product recall could inhibit or prevent commercialization of the CH 2000 and the Heartwave systems, or cause a significant financial burden on Cambridge Heart, or both, and could have a material adverse effect on our business, financial condition, and ability to market the both systems as currently contemplated.

WE MAY NOT BE ABLE TO OBTAIN OR MAINTAIN ADEQUATE LEVELS OF THIRD-PARTY REIMBURSEMENT

    Our revenues currently depend and will continue to depend, to a significant extent, on sales of our CH 2000 and Heartwave systems. Our ability to successfully commercialize these systems depends in part on the availability of, and our ability to obtain and maintain, adequate levels of third-party reimbursement for use of these systems. Only limited reimbursement is currently available for performance of our Microvolt T-Wave Alternans test. The amount of reimbursement in the United States that will be available for clinical use of the Microvolt T-Wave Alternans test is uncertain and may vary. In the United States, the cost of medical care is funded, in substantial part, by government insurance programs, such as Medicare and Medicaid, and private and corporate health insurance plans. Third-party payers may deny reimbursement if they determine that a prescribed device has not received appropriate FDA or other governmental regulatory clearances, is not used in accordance with cost-effective treatment methods as determined by the payer, or is experimental, unnecessary or inappropriate. Our ability to commercialize the CH 2000 and Heartwave systems successfully will depend, in large part, on the extent to which appropriate reimbursement levels for the cost of performing an Microvolt T-Wave Alternans test are obtained from government authorities, private health insurers and other organizations, such as health maintenance organizations. We do not know whether reimbursement in the United States or foreign countries for the Microvolt T-Wave Alternans test will increase, or will not be decreased in the future or that reimbursement amounts will not reduce the demand for, or the price of, the CH 2000 and Heartwave systems. The unavailability of third-party reimbursement or the inadequacy of the reimbursement for Microvolt T-Wave Alternans tests using the CH 2000 and Heartwave systems would have a material adverse effect on our business.

WE MAY NOT BE ABLE TO OBTAIN OR MAINTAIN PATENT PROTECTION FOR OUR PRODUCTS

    Our success will depend, in large part, on our ability to develop patentable products, enforce our patents and obtain patent protection for our products both in the United States and in other countries. However, the patent positions of medical device companies, including Cambridge Heart, are generally uncertain and involve complex legal and factual questions. We can give no assurance that patents will issue from any patent applications we own or license or that, if patents do issue, the claims allowed will be sufficiently broad to protect our proprietary technology. In addition, any issued patents we own or license may be challenged, invalidated or circumvented, and the rights granted under issued patents may not provide us with competitive advantages. We also rely on unpatented trade secrets to protect our proprietary technology, and we can give no assurance that others will not independently develop or otherwise acquire substantially equivalent techniques, or otherwise gain access to our proprietary technology, or disclose such technology or that we can ultimately protect meaningful rights to such unpatented proprietary technology.

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OTHERS COULD CLAIM THAT WE INFRINGE THEIR INTELLECTUAL PROPERTY RIGHTS

    Our commercial success will depend in part on our neither infringing patents issued to others nor breaching the licenses upon which our products might be based. We have licensed significant technology and patents from third parties, including patents and technology relating to Microvolt T-Wave Alternans and cardiac electrical imaging licensed from The Massachusetts Institute of Technology. Our licenses of patents and patent applications impose various commercialization, sublicensing, insurance, royalty and other obligations on our part. If we fail to comply with these requirements, licenses could convert from being exclusive to nonexclusive in nature or could terminate.

WE COULD BECOME INVOLVED IN LITIGATION OVER INTELLECTUAL PROPERTY RIGHTS

    The medical device industry has been characterized by extensive litigation regarding patents and other intellectual property rights. Litigation, which would likely result in substantial cost to us, may be necessary to enforce any patents issued or licensed to us and/or to determine the scope and validity of others' proprietary rights. In particular, our competitors and other third parties hold issued patents and are assumed to hold pending patent applications, which may result in claims of infringement against us or other patent litigation. We also may have to participate in interference proceedings declared by the United States Patent and Trademark Office, which could result in substantial cost, to determine the priority of inventions. Furthermore, we may have to participate at substantial cost in International Trade Commission proceedings to abate importation of products, which would compete unfairly with our products.

IF WE ARE NOT ABLE TO KEEP OUR TRADE SECRETS CONFIDENTIAL, OUR TECHNOLOGY AND INFORMATION MAY BE USED BY OTHERS TO COMPETE AGAINST US

    We rely on unpatented trade secrets to protect our proprietary technology. We can give no assurance that others will not independently develop or acquire substantially equivalent technologies or otherwise gain access to our proprietary technology or disclose such technology or that we can ultimately protect meaningful rights to such unpatented proprietary technology. We rely on confidentiality agreements with our collaborators, employees, advisors, vendors and consultants. We may not have adequate remedies for any breach by a party to these confidentiality agreements. Failure to obtain or maintain patent and trade secret protection, for any reason, could have a material adverse effect on Cambridge Heart.

                                     ITEM 3
           QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

    We own financial instruments that are sensitive to market risk as part of our investment portfolio. The investment portfolio is used to preserve our capital until it is used to fund operations, including research and development activities. None of these market-risk sensitive instruments is held for trading purposes. We invest our cash primarily in money market mutual funds and U.S. government and other investment grade debt securities. These investments are evaluated quarterly to determine the fair value of the portfolio. Our investment portfolio includes only marketable securities with active secondary or resale markets to help assure liquidity. We have implemented policies regarding the amount and credit ratings of investments. Due to the conservative nature of these policies, we do not believe we have a material exposure due to market risk. In addition, we do not believe that a 10% increase or decrease in interest rates in effect at June 30, 2001 would have a material impact on our results of operations or cash flows.

    We carry the amounts reflected in the balance sheet of cash and cash equivalents, trade receivables, trade payables, and line of credit at fair value at June 30, 2001 due to the short maturities of these instruments.

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                           PART II--OTHER INFORMATION

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

    The Company's Annual Meeting of Stockholders was held on May 31, 2001 (the "Annual Meeting"). At the Annual Meeting, David A. Chazanovitz and Richard J. Cohen, M.D., Ph.D. were elected as Class II Directors for a three year term. The other directors whose terms of office continued after the meeting are as follows: Jeffrey M. Arnold, Jeffrey J. Langan, Daniel M. Mulvena, and Maren D. Anderson.

    The following is a summary of each matter voted at the meeting and the number of votes cast for, against or withheld and abstentions as to each such matter:

1. To elect the following Class II Directors to serve for the ensuing three years.

    David A. Chazanovitz:  For: 15,198,136  Withheld: 540,867  Abstain: N/A

    Richard J. Cohen, M.D., Ph.D.:  For: 15,198,136  Withheld: 540,867  Abstain:
    N/A

2. To increase the number of shares of Common Stock authorized for issuance from 25,000,000 to 50,000,000.

    For: 15,359,158  Against: 291,345  Abstain: 88,500

2.  To approve the 2001 Stock Incentive Plan.

    For: 6,024,648  Against: 1,052,748  Abstain: 93,550

3. To ratify the appointment of PricewaterhouseCoopers, LLP as independent auditors for the year ended December 31, 2001.

    For: 15,699,464  Against: 15,589  Abstain: 23,950

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K

    (b) Reports on Form 8-K

    No reports on Form 8-K were filed during the quarter ended June 30, 2001

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                                   SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                       CAMBRIDGE HEART, INC.

Date: August 14, 2001                                  By:           /s/ DAVID A. CHAZANOVITZ
                                                            -----------------------------------------
                                                                       David A. Chazanovitz
                                                                PRESIDENT, CHIEF EXECUTIVE OFFICER

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